25002439

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52911

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CCM SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 South Financial Place, Suite 900
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kole	312-577-5602	mkole@bfcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kole, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CCM Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLAS JOHN STOLLER
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
Notary Public - State of Illinois
Commission No. 995414
My Commission Expires August 16, 2028

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CCM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCM Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CCM Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CCM Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CCM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as CCM Securities, LLC's auditor since 2010.
Chicago, Illinois
February 24, 2025

CCM SECURITIES, LLC

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	194,435
	$	194,435
Liabilities and Member's Equity		
Liabilities		
Payable to affiliate	$	10,500
Accounts payable and accrued expenses		8,000
		18,500
Member's equity		175,935
	$	194,435

See accompanying notes.

1. Organization and Business

CCM Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 12, 2000 and is a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company introduced clients to TJM Investments, LLC ("TJM") and received a portion of the revenue generated by the introduced clients. In 2024, the Company's introducing broker agreement with TJM was terminated.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Commission revenue and related expenses are recorded on a trade date basis. The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606 Revenue from Contracts with Customers. That guidance was amended to require business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company had a relationship with TJM, whereby TJM bought and sold securities on behalf of its customers and the Company received a percentage of that revenue. Each time customers entered into a buy or sell transaction, the Company earned income from those transactions. These transactions were recorded on the trade date. The Company believes that the performance obligation was satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing was agreed upon and the risks and rewards of ownership of the securities had been transferred to/from the customer.

Use of Estimates

The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Parent.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

3. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of “aggregate indebtedness”, as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $175,935 and $100,000, respectively.

5. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

5. Fair Value Measurements and Disclosures, continued

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2024, the Company held no Level 1, Level 2 or Level 3 investments.

6. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

<u>Other Guarantees</u>
The Company has entered into clearing agreements with its brokers to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

8. Credit Losses on Financial Instruments

ASU 2016-13, *Financial Instruments -Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets. Prior GAAP was based on an incurred loss methodology for recognizing credit losses on financial assets measured at amortized cost and available-for sale debt securities. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not taken any credit losses and does not anticipate that adoption of this rule will have a significant impact on the Company's Statement of Financial Condition.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2025, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statements.

7. Financial Instruments, continued

In the normal course of business the Company enters into transactions in derivative financial instruments that include equity and index options contracts, swap contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Swaps involve the exchange of payments based on changes in the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

9. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2024:

Year Ending December 31,	Amount
2025	$79,000
Total	$79,000

The Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the Statement of Financial Condition. The Company elected not to adopt this Standard when it became effective. For the year ended December 31, 2024, the effect of this departure from generally accepted accounting principles is immaterial.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $78,505,664 and $1,000,000, respectively.

11. Fair Value Measurements and Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

11. Fair Value Measurements and Disclosure, continued

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded corporate debt securities are generally categorized in level 1 of the fair value hierarchy. Fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within level 2.

Exchange-Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in level 1 of the fair value hierarchy.

Listed Derivative Contracts that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy.

Swaps can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. The pricing models used by the Company do not entail significant judgement, and the pricing inputs are observed from actively quoted markets, thus swaps are categorized in level 2 of the fair value hierarchy.

Foreign Government, State and Municipal Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded foreign government, state and municipal bonds debt securities are generally categorized in level 1 of the fair value hierarchy.

Spot Commodities are valued using quoted market prices. To the extent these commodities are actively traded, valuation adjustments are not applied and they are categorized in level 1 of the fair value hierarchy.

11. Fair Value Measurements and Disclosure, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Total
Securities owned			
Stocks	$ 329,751,422	$ -	$ 329,751,422
Options	75,695,174	-	75,695,174
Corporate obligations	76,699,112	-	76,699,112
State and municipal obligations	14,555,761	-	14,555,761
Foreign government obligations	3,034,866	-	3,034,866
	$ 499,736,335	$ -	$ 499,736,335
Securities sold, not yet purchased			
Stocks	$ 611,448,079	$ -	$ 611,448,079
Options	277,088,445	-	277,088,445
Corporate obligations	14,753	-	14,753
U.S. government obligations	28,959,813	-	28,959,813
Foreign government obligations	3,637,710	-	3,637,710
	$ 921,148,800	$ -	$ 921,148,800

At December 31, 2024, the Company had open futures contracts totaling $1,475,577, which were Level 1 investments, and open swap contracts totaling $4,585,737, which were Level 2 investments. These amounts are reflected in receivable from broker-dealers in Statement of Financial Condition. At December 31, 2024, the Company held no Level 3 investments.

12. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

12. Guarantees, continued

Derivative Contracts
Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. The Company is not party to any guarantee arrangements as of December 31, 2024.

13. Credit Losses on Financial Instruments

ASU 2016-13, *Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets. Prior GAAP was based on an incurred loss methodology for recognizing credit losses on financial assets measured at amortized cost and available-for sale debt securities. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not taken any credit losses and the adoption of this rule did not have a significant impact on the Company's Statement of Financial Condition. The Company has not recorded any allowance for expected credit losses as of December 31, 2024.

14. Contingencies

In the normal course of business the Company is subject to various legal and regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

15. Subsequent Events

The Company's management has evaluated events and transactions through February 25, 2024, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement other than listed below.

In February 2025, capital withdrawals were paid to the parent totaling $3,000,000.